# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Katapult Holdings, Inc., CIK 0001785424
CUSIP: 485859201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5360 Legacy Drive, Building 2, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 11/03/2025
Filed by CIK 0002095529
Persons authorized to receive notices and communications: Lane Risser, 88 West Mound Street, Columbus, Ohio (OH), 43215, 614-634-9100

## Reporting persons
- HHCF Series 21 Sub, LLC (CIK 0002095529): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 913,452; sole dispositive power 0; shared dispositive power 913,452; aggregate amount beneficially owned 913,452 (19.99% of the class)
  Comment: (1) The reported securities consist of (i) 646,264 shares of Common Stock issuable upon exercise of Warrants (the "Warrants") to purchase shares of common stock, par value $0.0001 per share (the "Common Stock"), of Katapult Holdings, Inc. (the "Issuer") held directly by HHCF Series 21 Sub, LLC (the "HHCF Sub") and (ii) 267,188 shares of Common Stock issuable upon conversion of shares of Series A convertible preferred stock, par value $0.0001 per share (the "Series A Convertible Preferred Stock"), and Series B convertible preferred stock, par value $0.0001 per share (the "Series B Convertible Preferred Stock" and together with the Series A Convertible Preferred Stock, the "Preferred Stock"), held directly by HHCF Sub. The reported securities may also be deemed beneficially owned by HHCF Series 21 Sub Holdco, LLC ("Holdco"), Hawthorn Horizon Credit Fund, LLC, Series 21 ("Hawthorn") and Lane Risser ("Mr. Risser"), each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The reported amount excludes an aggregate of 5,207,612 shares of Common Stock issuable upon conversion of shares of Preferred Stock, which conversion is subject to approval by the stockholders of the Issuer as contemplated by Nasdaq listing rules (the "Requisite Stockholder Approval"). Until the Requisite Stockholder Approval is obtained, no holder of Preferred Stock may convert shares of Preferred Stock through either an optional or a mandatory conversion into shares of Common Stock, if and to the extent that such conversion would result in the holder beneficially owning in excess of 19.99% of the aggregate number of votes entitled to be cast generally at a meeting of the Issuer's stockholders held for the election of directors by all outstanding shares of Common Stock as of immediately prior to the closing of the issuance and sale of Preferred Stock by the Issuer to HHCF Sub.
  
  (2) Based on 4,569,546 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission (the "SEC") on August 13, 2025.
- HHCF Series 21 Sub Holdco, LLC (CIK 0002095528): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 913,452; sole dispositive power 913,452; shared dispositive power 0; aggregate amount beneficially owned 913,452 (19.99% of the class)
  Comment: (1) The reported securities consists of (i) 646,264 shares of Common Stock issuable upon exercise of the Warrants held directly by HHCF Sub and (ii) 267,188 shares of Common Stock issuable upon conversion of shares of Preferred Stock held directly by HHCF Sub. The reported securities may also be deemed beneficially owned by Holdco, Hawthorn and Mr. Risser, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The reported amount excludes an aggregate of 5,207,612 shares of Common Stock issuable upon conversion of shares of Preferred Stock held by HHCF Sub, which conversion is subject the Requisite Stockholder Approval being obtained. Until the Requisite Stockholder Approval is obtained, no holder of Preferred Stock may convert shares of Preferred Stock through either an optional or a mandatory conversion into shares of Common Stock if and to the extent that such conversion would result in the holder beneficially owning in excess of 19.99% of the aggregate number of votes entitled to be cast generally at a meeting of the Issuer's stockholders held for the election of directors by all outstanding shares of Common Stock as of immediately prior to the closing of the issuance and sale of Preferred Stock by the Issuer to HHCF Sub.
  
  (2) Based on 4,569,546 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 13, 2025.
- Hawthorn Horizon Credit Fund, LLC, Series 21 (CIK 0002095523): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 913,452; sole dispositive power 0; shared dispositive power 913,452; aggregate amount beneficially owned 913,452 (19.99% of the class)
  Comment: (1) The reported securities consist of (i) 646,264 shares of Common Stock issuable upon exercise of the Warrants held directly by HHCF Sub and (ii) 267,188 shares of Common Stock issuable upon conversion of shares of Preferred Stock held directly by HHCF Sub. The reported amount may also be deemed beneficially owned by Holdco, Hawthorn and Mr. Risser, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The reported amount excludes an aggregate of 5,207,612 shares of Common Stock issuable upon conversion of shares of Preferred Stock held by HHCF Sub, which conversion is subject the Requisite Stockholder Approval being obtained. Until the Requisite Stockholder Approval is obtained, no holder of Preferred Stock may convert shares of Preferred Stock through either an optional or a mandatory conversion into shares of Common Stock if and to the extent that such conversion would result in the holder beneficially owning in excess of 19.99% of the aggregate number of votes entitled to be cast generally at a meeting of the Issuer's stockholders held for the election of directors by all outstanding shares of Common Stock as of immediately prior to the closing of the issuance and sale of Preferred Stock by the Issuer to HHCF Sub.
  
  (2) Based on 4,569,546 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 13, 2025.
- Lane Risser (CIK 0002095668): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 913,452; sole dispositive power 0; shared dispositive power 913,452; aggregate amount beneficially owned 913,452 (19.99% of the class)
  Comment: (1) The reported securities consist of (i) 646,264 shares of Common Stock issuable upon exercise of the Warrants held directly by HHCF Sub and (ii) 267,188 shares of Common Stock issuable upon conversion of shares of Preferred Stock held directly by HHCF Sub. The reported amount may also be deemed beneficially owned by Holdco, Hawthorn and Mr. Risser, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The reported amount excludes an aggregate of (i) 5,207,612 shares of Common Stock issuable upon conversion of Preferred Stock held by HHCF Sub, which conversion is subject the Requisite Stockholder Approval being obtained and (ii) 646,264 issuable upon exercise of the Warrants held by HHCF Sub, which conversion and exercise is subject to the Requisite Stockholder Approval being obtained. Until the Requisite Stockholder Approval is obtained, no holder of Preferred Stock may convert shares of Preferred Stock through either an optional or a mandatory conversion into shares of Common Stock if and to the extent that such conversion would result in the holder beneficially owning in excess of 19.99% of the aggregate number of votes entitled to be cast generally at a meeting of the Issuer's stockholders held for the election of directors by all outstanding shares of Common Stock as of immediately prior to the closing of the issuance and sale of Preferred Stock by the Issuer to HHCF Sub.
  
  (2) Based on 4,569,546 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Katapult Holdings, Inc.
Address of issuer's principal executive offices: 5360 Legacy Drive, Building 2, Plano, Texas (TX), 75024

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by HHCF Series 21 Sub, LLC ("HHCF Sub"), HHCF Series 21 Sub Holdco, LLC ("Holdco"), Hawthorn Horizon Credit Fund, LLC, Series 21 ("Hawthorn") and Lane Risser ("Mr. Risser", and together with HHCF Sub, Holdco and Hawthorn, each of the foregoing, a "Reporting Person," and collectively, the "Reporting Persons"). Mr. Risser is the manager of Hawthorn, Holdco and HHCF Sub. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 8.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 88 West Mound Street, Columbus, OH 43215.
Present principal occupation or employment: The principal business of each Reporting Person is: HHCF Sub, Holdco and Hawthorn, investment funds; Mr. Risser, engaged in accounting, tax and operations for HHCF Sub, Holdco and Hawthorn.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of HHCF Sub, Holdco and Hawthorn is a Delaware limited liability company. Mr. Risser is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The source of funds used by HHCF Sub to purchase the new series of Katapult Holdings, Inc.'s (the "Issuer") Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Convertible Preferred Stock"), and the new series of the Issuer's Series B Convertible Preferred Stock, par value $0.0001 per share (the "Series B Convertible Preferred Stock"), which are convertible into shares of the Issuer's common stock, par value $0.0001 per share (the "Common Stock"), reported in this Schedule 13D were obtained by the issuance of a Secured Promissory Note, dated October 30, 2025, issued by HHCF Sub to BP Commercial Funding Trust III, Series SPL-XI, a statutory series of BP Commercial Funding Trust III, a Delaware series trust.

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Investment Agreements

On November 3, 2025 (the "Initial Issue Date"), HHCF Sub entered into (i) a Series A Investment Agreement with the Issuer (the "Series A Investment Agreement") pursuant to which the Issuer issued and sold to HHCF Sub an aggregate of 35,000 shares of its Series A Convertible Preferred Stock at a purchase price of $1,000 per share, resulting in total gross proceeds to the Issuer of $35,000,000 (the "Series A Issuance"), and (ii) a Series B Investment Agreement with the Issuer (the "Series B Investment Agreement, and together with the Series A Investment Agreement, the "Investment Agreements") pursuant to which the Issuer issued and sold to HHCF Sub an aggregate of 30,000 shares of its Series B Convertible Preferred Stock at a purchase price of $1,000 per share, resulting in total gross proceeds to the Issuer of $30,000,000 (the "Series B Issuance", and together with the Series A Issuance, the "Preferred Stock Issuances")

The initial conversion price of the Series A Convertible Preferred Stock is $12.32 and the initial conversion price of the Series B Convertible Preferred Stock is $11.39. If HHCF Sub were to convert all of its shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock to Common Stock, and exercise in full the Warrants (as defined below) to purchase shares of Common Stock, HHCF Sub would beneficially own an aggregate of 6,121,064 shares of Common Stock representing 57.26% of the issued and outstanding Common Stock. However, pursuant to the terms of the Certificates of Designations (as defined in Item 6 below), unless and until approval of the Issuer's stockholders is obtained as contemplated by Nasdaq listing rules (the "Requisite Stockholder Approval"), no holder of Preferred Stock may convert shares of Preferred Stock through either an optional or a mandatory conversion into shares of Common Stock if and to the extent that such conversion would result in the holder beneficially owning in excess of 19.99% of the aggregate number of votes entitled to be cast generally at a meeting of the Issuer's stockholders held for the election of directors by all outstanding shares of Common Stock as of immediately prior to the closing of the Preferred Stock Issuances (regardless of class) (such limitation, the "Ownership Limitation").

Director Nomination Agreement

On the Initial Issue Date, the Issuer entered into a director nomination agreement (the "Director Nomination Agreement") with HHCF Sub. Pursuant to the Director Nomination Agreement, HHCF Sub is permitted to nominate up to three persons (the "HHCF Designated Directors") for nomination for election to the board of Directors (the "Board of Directors") of the Issuer, two of whom shall be a Class I Director and one of whom shall be a Class III director, provided that that (1) prior to the receipt of the Requisite Stockholder Approval, HHCF Sub only has the right to nominate two such nominees, and (2) two of HHCF Sub's nominees must qualify as independent under all applicable listing standards, not be affiliated with HHCF Sub, or have any agreement, arrangement or understanding with HHCF Sub regarding such person's service as a director of the Issuer. HHCF Sub's right to nominate three persons for nomination for election to the Board of Directors terminates upon such time as HHCF Sub owns less than one third (1/3) the total voting power on a fully diluted basis of the voting equity securities of the Issuer. The initial HHCF Designated Directors as of the Initial Issue Date are Philip Key Bartow III and Jeffrey Rubin (who have been named as Class I Directors) and Daniel Easley (who shall be named as a Class III Director).

On the Initial Issue Date, upon the recommendation of the Nominating and Corporate Governance Committee of the Issuer, the Board of Directors determined that it was advisable and in the best interests of the Issuer and its stockholders to accept the resignations of each of Brian Hirsch, Chris Masto and Jane J. Thompson as members of the Board of Directors and appointed (by filling of a vacancy) each of (i) Philip Key Bartow III and Jeffrey Rubin to serve as Class I directors, with an initial term expiring at the Issuer's 2027 annual meeting of stockholders and Derek Medlin, President of the Issuer, to serve as a Class III director, with an initial term expiring at the Issuer's 2028 annual meeting of stockholders, effective as of the closing of the Preferred Stock Issuances and (ii) Daniel Easley to serve as a Class III director, with an initial term expiring at the Issuer's 2028 annual meeting of stockholders, effective immediately following the receipt of the Requisite Stockholder Approval.

Warrants

On November 3, 2025, warrants (the "Warrants") to purchase an aggregate 646,264 shares of Common Stock held by various funds and accounts managed by Blue Owl Capital Holdings LP, including: Blue Owl Asset Income Fund IV LP, Blue Owl Asset Income Fund V LP, Blue Owl Asset Income Fund (Cayman) IV LP, Blue Owl Asset Income Fund (Cayman) V LP, Blue Owl Asset Special Opportunities Fund VII LP, Blue Owl Asset Special Opportunities Fund (Cayman) VII LP and ACM Alamosa (Cayman) Holdco LP, were assigned and transferred for no consideration to HHCF Sub. Warrants to purchase an aggregate of 486,264 shares of Common Stock have an exercise price of $0.01 per share of Common Stock and expire on June 12, 2032. Warrants to purchase an aggregate of 160,000 shares of Common Stock have an exercise price of $0.25 per share of Common Stock and expire on March 6, 2030.

The foregoing description of the Warrants does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Warrants which is attached to this Schedule 13D as Exhibit 9 and Exhibit 10, and is incorporated herein by reference.

General

The Reporting Persons acquired beneficial ownership of the Common Stock described herein for investment purposes. Consistent with the Reporting Persons' investment purposes, the Reporting Persons intend to review their investment on a regular basis and, as a result thereof and, subject to the terms of the Investment Agreements, the Certificates of Designations and the Director Nomination Agreement, retain the right to change their investment intent, from time to time or at any time, and they may either alone or in concert with others, without the prior consent or approval of the Board (i) acquire additional shares of Common Stock or other securities or instruments of the Issuer, in any amount that the Reporting Persons may determine in their sole discretion, through open market purchases, privately negotiated transactions or otherwise, including a transaction, or a series of related transactions, as a result of which the Reporting Persons (directly or indirectly) may acquire all of the outstanding shares of Common Stock and all securities of the Issuer convertible or exchangeable into such shares not held by any of the Reporting Persons] (ii) sell or otherwise dispose of all or part of the Reporting Persons' shares of Common Stock or other securities or instruments of the Issuer, in any amount that the Reporting Persons may determine in their sole discretion, if any, beneficially owned by them, in the open market, in privately negotiated transactions or otherwise, (iii) make, or in any way participate in any "solicitation" of "proxies" to vote or "consents", or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer, including, without limitation, with respect to the election or removal of directors or to approve shareholder proposals with respect to the Issuer, (iv) make any public statements and/or announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary business transaction involving the Issuer or any subsidiary of the Issuer or their securities, or (v) enter into any discussions, arrangements or understandings with any third party (including security holders of the Issuer) with respect to any of the foregoing, including forming, joining or participating in a "group" (as defined in Section 13(d)(3) of the Securities Act of 1933, as amended) with any third party with respect to any shares of Common Stock or otherwise in connection with any of the foregoing, in each case, in any manner permitted by applicable law, the Investment Agreements, the Certificates of Designations or the Director Nomination Agreement.

The Reporting Persons may, from time to time or at any time, consider any such matters and may engage in communications with, without limitation, management or directors of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives, future plans of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the shares. The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Subject to applicable law and the terms of the Investment Agreements, the Certificates of Designations and the Director Nomination Agreement, any such action may be taken or advocated by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties, and could include one or more purposes, plans or proposals that relate to or would result in any of the transactions, matters or effects enumerated in Items 4(a) through (j) of Schedule 13D. Any actions taken by the Reporting Persons shall at all times be consistent with their obligations under the Investment Agreements, the Certificates of Designations and the Director Nomination Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
HHCF Sub - 19.99%

Holdco - 19.99%

Hawthorn - 19.99%

Mr. Risser - 19.99%

Each of Holdco, Hawthorn and Mr. Risser disclaim beneficial ownership of these shares of Common Stock, except to the extent of its or his pecuniary interest in such shares, if any. Such percentages are based on 4,569,546 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission (the "SEC") on August 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, none of the Reporting Persons have effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Investment Agreements

On the Initial Issue Date, HHCF Sub entered into the Investment Agreements with the Issuer, pursuant to which HHCF Sub purchased: (i) an aggregate of 30,000 shares of Series A Convertible Preferred Stock at a price of $1,000 per share and an aggregate purchase price of $35,000,000 and (ii) an aggregate of 35,000 shares of Series B Convertible Preferred Stock at a price of $1,000 per share and an aggregate purchase price of $30,000,000.

Certificate of Designations of Series A Convertible Preferred Stock and Certificate of Designations of Series B Convertible Preferred Stock

As set forth in the Issuer's Current Report on Form 8-K filed with the SEC on November 3, 2025, the Series A Convertible Preferred Stock will rank senior to the shares of the Issuer's Common Stock, with respect to the payment of dividends and the distribution of assets upon a liquidation, dissolution or winding up of the Issuer. The Series A Convertible Preferred Stock will initially have a liquidation preference of $1,000 per share; provided that the liquidation preference in dissolution or upon a change of control shall be increased to be 175% of the then applicable liquidation preference, as described in the Certificate of Designations, which was filed with the Secretary of State of the State of Delaware and became effective on the Initial Issue Date. The Series B Convertible Preferred Stock will rank senior to the shares of the Series A Convertible Preferred Stock and the Common Stock, with respect to the payment of dividends and the distribution of assets upon a liquidation, dissolution or winding up of the Issuer. The Series B Convertible Preferred Stock will initially have a liquidation preference of $1,000 per share; provided that the liquidation preference in dissolution or upon a change of control shall be increased to be 175% of the then applicable liquidation preference, as described in the Certificate of Designations, which will be filed by the Issuer with the Secretary of State of the State of Delaware and became effective on or the Initial Issue Date (the "Series B Certificate of Designations" and together with the Series A Certificate of Designations, the "Certificates of Designations"). Holders of shares of Preferred Stock will be entitled to a regular dividend (each, a "Dividend"), which will be payable (1) weekly, for the period beginning on, and including, November 3, 2025 and ending on, but excluding, the date the Requisite Stockholder Approval is obtained, and (2) quarterly, beginning on, and including, the date the Requisite Stockholder Approval is obtained. The Dividends accrue at an annual rate of (a) 18% per annum for the period beginning on, and including, the Initial Issue Date and ending on, but excluding, the later of (i) the date of the meeting at which the Issuer's stockholders vote for the Requisite Stockholder Approval is approved and (ii) the date of the Issuer's 2026 annual meeting of stockholders and (b) 12% per annum beginning on, and including, the later of (i) the date of the meeting at which the Issuer's stockholders vote for the Requisite Stockholder Approval is approved and (ii) the date of the Issuer's 2026 annual meeting of stockholders. If the Requisite Stockholder Approval is not obtained on or before the earlier of (a) the date of the Issuer's first annual or special meeting of stockholders following the Initial Issue Date and (b) February 27, 2026, then the Dividend rate will be increased by one percent (1%) during the period from, and including, such deadline to, but excluding, the date when the Requisite Stockholder Approval is first obtained, if at all. For any week or quarter, as the case may be, in which the Issuer elects not to pay a Dividend in cash with respect to a share of Preferred Stock, such Dividend will become part of the liquidation preference of such share, as set forth in the Certificate of Designations. In addition, no dividend or other distribution on the Common Stock will be declared or paid on the Common Stock unless, at the time of such declaration and payment, an equivalent dividend or distribution is declared and paid on the Preferred Stock. Holders of Preferred Stock are also entitled to participate in and receive any dividends declared or paid on the Common Stock on an as-converted basis, and no dividends may be paid to holders of Common Stock unless full participating dividends are concurrently paid to holders of Preferred Stock.

Conversion Rights and Mandatory Conversion

Each holder of Preferred Stock will have the right, at its option, to convert its Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock. The initial conversion rate of the Series A Convertible Preferred Stock is set at 81.16883 shares of Common Stock, based on an implied initial conversion price of $12.32 per share of Common Stock. The initial conversion rate of the Series B Convertible Preferred Stock is set at 87.79631 shares of Common Stock, based on an implied initial conversion price of $11.39 per share of Common Stock. The conversion rate is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar events. The conversion rate is also subject to adjustment for certain dilutive offerings occurring during the first nine months following the Initial Issue Date, with any such adjustment prior to the receipt of the Requisite Stockholder Approval being limited by a cap based on the closing price for the Common Stock on October 31, 2025 of $11.39.

Subject to certain conditions described below, the Issuer may, at its option, after the second anniversary of the Initial Issue Date require conversion of all (but not less than all) of the outstanding shares of Preferred Stock to Common Stock if, for at least 20 trading days during the 30 consecutive trading days immediately preceding the date the Issuer notifies holders of the Preferred Stock of the election to convert, the closing sale price of the Common Stock is at least 115% of the conversion price. The Issuer will not exercise its right to mandatorily convert all outstanding shares of Preferred Stock unless (i) certain liquidity conditions with regard to the shares of Common Stock to be issued upon such conversion are satisfied, and (ii) either (1) the Requisite Stockholder Approval has been obtained or (2) the Issuer has previously held one or more meetings of its stockholders for purposes of obtaining the Requisite Stockholder Approval.

Pursuant to the terms of the Certificates of Designations, unless and until the Requisite Stockholder Approval, no holder of Preferred Stock may convert shares of Preferred Stock through either an optional or a mandatory conversion into shares of Common Stock in excess of the Ownership Limitation. If HHCF Sub were to convert all of its shares of Preferred Stock, and exercise in full the Warrants to purchase shares of Common Stock, HHCF Sub would beneficially own an aggregate of 6,121,064 shares of Common Stock representing 57.26% of the issued and outstanding Common Stock.

Voting and Consent Rights

Holders of the Series A Convertible Preferred Stock generally are entitled to vote with the holders of the shares Common Stock on all matters submitted for a vote of holders of shares of Common Stock (voting together with the holders of shares of Common Stock as one class) on an as-converted basis (assuming the conversion price is never adjusted below $11.39). Except as set forth in the immediately succeeding sentence, holders of Series B Convertible Preferred Stock have no voting rights. Certain matters will require the approval of the holders of a majority of the outstanding Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, voting as separate classes, including (1) amendments, modifications or repeal of any provision of the Issuer's certificate of incorporation to create, or to increase the authorized numbers of shares of any class or series of senior or parity equity securities or any security convertible into, or exchangeable or exercisable for, shares of senior or parity equity securities, (2) amendments, modifications or repeal of any provision of the Issuer's certificate of incorporation that would adversely affect the rights, preferences or voting powers of the Series A Convertible Preferred Stock or the Series B Convertible Preferred Stock, as the case may be, (3) to increase or decrease the number of authorized shares of Series A Convertible Preferred Stock or Series B Convertible Preferred Stock, as the case may be, or issue additional shares of Series A Convertible Preferred Stock or Series B Convertible Preferred Stock, as the case may be, and (4) certain business combinations and binding or statutory share exchanges or reclassification involving the Series A Convertible Preferred Stock or the Series B Convertible Preferred Stock, as the case may be, unless such events do not adversely affect the rights, preferences or voting powers of the Series A Convertible Preferred Stock or the Series B Convertible Preferred Stock, as the case may be.

Repurchase Rights

Each Investor will have the right to require the Issuer to repurchase such Investor's Convertible Preferred Stock upon the consummation of a Change of Control (as defined in the Certificate of Designations) meeting certain criteria, at a price equal to 175% of the then applicable liquidation preference and on the terms set forth in the Certificate of Designations. The Issuer will have the right to repurchase all, but not less than all, of the shares of Convertible Preferred Stock, at a price equal to the then applicable liquidation preference, on or after the fifth anniversary of the Closing Date.

Transfer Restrictions

Until the earlier of (x) twelve (12) months following the closing of the Preferred Stock Issuance, and (y) the occurrence of a transaction resulting in a Fundamental Change of Control (as defined in the Certificate of Designations), HHCF Sub is restricted from transferring the Preferred Stock and the shares of Common Stock underlying the Preferred Stock, subject to certain specified exceptions set forth in the Investment Agreements. Subject to certain conditions, these restrictions do not prohibit any lien on any share of Preferred Stock or of any share of Common Stock issued in conversion thereof, or any exercise of remedies with respect to any such liens pursuant to one or more credit facilities of HHCF Sub or any back leverage financing.

The foregoing description of the Investment Agreements and the Certificates of Designations is, in each case, not complete and is qualified in its entirety by reference to the Investment Agreements, which are attached to this Schedule 13D as Exhibit 3 and Exhibit 4, and the form of the Certificates of Designations, which are attached as to this Schedule 13D as Exhibit 1 and Exhibit 2, each of which is incorporated herein by reference.

Registration Rights Agreements

In connection with the closing of the Transaction, HHCF Sub entered into a Series A registration rights agreement (the "Series A Registration Rights Agreement") and a Series B registration rights agreement (the "Series B Registration Rights Agreement", and together with the Series A Registration Rights Agreement, the "Registration Rights Agreements") with the Issuer, pursuant to which the Issuer granted certain demand, "piggy-back" and shelf registration rights with respect to shares of Common Stock to be received by HHCF Sub upon conversion of its Preferred Stock. The Issuer agreed to pay certain expenses of HHCF Sub incurred in connection with the exercise of their rights under the Registration Rights Agreements and indemnify them for certain securities law matters in connection with any registration statement(s) filed pursuant thereto. Under the terms of the Registration Rights Agreements, the Issuer has agreed to file a registration statement covering the resale of the shares of Common Stock issuable upon conversion of the Preferred Stock within 45 days following the closing of the Preferred Stock Issuances.

The foregoing description of the Registration Rights Agreements is not complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is which are attached to this Schedule 13D as Exhibit 5 and Exhibit 6, each of which are incorporated herein by reference.

Director Nomination Agreement

The information set forth in Item 4 of this Schedule 13D is incorporated reference to this Item 6.

The foregoing description of the Director Nomination Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Director Nomination Agreement, which is attached to this Schedule 13D as Exhibit 7, and is incorporated herein by reference.

Support Agreements

On the Initial Issue Date, HHCF Sub entered into support agreements (the "Support Agreements") with each of the Issuer's officers and directors (the "Stockholders"), pursuant to which and subject to the conditions contained therein, each Stockholder has agreed, among other things, to vote all of such Stockholder's shares (1) in favor of the removal of the Ownership Limitation, (2) in favor of any other matter which the Board of Directors has determined is necessary or appropriate in connection with the Requisite Stockholder Approval and (3) against any proposal, action or agreement that does or would oppose, impede, frustrate, prevent or nullify the Requisite Stockholder Approval, any provision of the Support Agreements or any matter that is proposed in furtherance thereof.

The foregoing description of the Support Agreements do not purport to be complete and are subject to and qualified in its entirety by reference to the full text of the form of Support Agreement, which is attached to this Schedule 13D as Exhibit 8 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibits Description

1 Certificate of Designations of Series A Convertible Preferred Stock of Katapult
Holdings, Inc. (incorporated by reference to Exhibit 3.1 to Katapult Holdings,
Inc.'s Current Report on Form 8-K filed with the SEC on November 3, 2025).

2 Certificate of Designations of Series B Convertible Preferred Stock of Katapult
Holdings, Inc. (incorporated by reference to Exhibit 3.2 to Katapult Holdings,
Inc.'s Current Report on Form 8-K filed with the SEC on November 3, 2025).

3 Series A Investment Agreement, dated November 3, 2025, between Katapult
Holdings, Inc. and HHCF Series 21 Sub, LLC. (incorporated by reference to
Exhibit 10.2 to Katapult Holdings, Inc.'s Current Report on Form 8-K filed with the SEC on November 3, 2025).

4 Series B Investment Agreement, dated November 3, 2025, between Katapult
Holdings, Inc. and HHCF Series 21 Sub, LLC (incorporated by reference to
Exhibit 10.3 to Katapult Holdings, Inc.'s Current Report on Form 8-K filed with the SEC on November 3, 2025).

5 Series A Registration Rights Agreement, dated November 3, 2025, between Katapult
Holdings, Inc. and HHCF Series 21 Sub, LLC (incorporated by reference to
Exhibit 10.4 to Katapult Holdings, Inc.'s Current Report on Form 8-K filed with the SEC on November 3, 2025).

6 Series B Registration Rights Agreement, dated November 3, 2025, between
Katapult Holdings, Inc. and HHCF Series 21 Sub, LLC (incorporated by reference to Exhibit 10.5 to Katapult Holdings, Inc.'s Current Report on Form 8-K
filed with the SEC on November 3, 2025).

7 Director Nomination Agreement, dated November 3, 2025, between Katapult
Holdings, Inc. and HHCF Series 21 Sub, LLC (incorporated by reference to
Exhibit 10.6 to Katapult Holdings, Inc.'s Current Report on Form 8-K filed with the SEC on November 3, 2025).

8 Form of Support Agreements (incorporated by reference to Exhibit 10.7 to
Katapult Holdings, Inc.'s Current Report on Form 8-K filed with the SEC on
November 3, 2025).

9 Warrant to Purchase Stock, dated as March 6, 2023, issued by Katapult
Holdings, Inc. (incorporated by reference to Exhibit 10.39 to Katapult Holdings,
Inc.'s Current Report on Form 10-K filed with the SEC on March 9, 2023).

10 Form of Warrant to Purchase Stock, dated as of June 12, 2025, issued by
Katapult Holdings, Inc. (incorporated by reference to Exhibit 4.1 to Katapult
Holdings, Inc.'s Current Report on Form 18-K filed with the SEC on June 13, 2025).

11 Joint Filing Agreement, dated as of November 10, 2025, by and among HHCF
Series 21 Sub, LLC, HHCF Series 21 Sub Holdco, LLC, Hawthorn Horizon
Credit Fund, LLC and Lane Risser.

## Signatures
- HHCF Series 21 Sub, LLC: /s/ Lane Risser, Lane Risser, Manager (11/10/2025)
- HHCF Series 21 Sub Holdco, LLC: /s/ Lane Risser, Lane Risser, Manager (11/10/2025)
- Hawthorn Horizon Credit Fund, LLC, Series 21: /s/ Lane Risser, Lane Risser, Manager (11/10/2025)
- Lane Risser: /s/ Lane Risser, Lane Risser (11/10/2025)